PRESS RELEASE

New Gold Announces Second Quarter Results & Management Appointment

(All figures are in US dollars unless otherwise stated)

August 14, 2008 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) is pleased to announce excellent results from its Cerro San Pedro operation and achievement of significant milestones at its New Afton development project in the second quarter. In addition, New Gold announces the appointment of Jim Currie as Vice President Operations who has recently joined the management team.

The Cerro San Pedro mine in Mexico achieved excellent results in the second quarter with gold sales increasing 39% at 22,190 ounces compared to 15,922 ounces in the first quarter of 2008. Silver sales increased 47% at 300,728 ounces in comparison to 203,973 ounces in the first quarter of 2008. Gold and silver production for the second quarter was 20,653 ounces and 283,749 ounces respectively and for the six month period ending June 30, 2008, gold and silver production was 38,943 ounces and 512,372 ounces respectively. Operating cash flow was $10.1 million and $15.5 million for the three and six month periods ending June 30, 2008 respectively. Total cash cost net of by product sales for the second quarter was $375 per ounce and for the six month period ending June 30, 2008, was $426 per ounce. Cash cost showed a 24% improvement in the second quarter in comparison to the first quarter reflecting the production ramp up from the heaps.

Second Quarter Results

Due to the close of the recent merger between New Gold, Metallica Resources Inc. and Peak Gold Ltd. ("Peak Gold") on June 30, 2008, consolidated interim financial statements of the newly formed company for the three and six month periods ending June 30, 2008 are presented on the basis that Peak Gold is the acquirer for accounting purposes. Consequently, the consolidated income and cash flow statements include results of only Amapari and Peak Mines for the period of January 1 to June 30th, 2008 and the consolidated balance sheet at June 30, 2008 reflects the balances of the merged entity.

Financial and operating highlights presented below include results for the six month period ending June 30, 2008 from operations at Amapari and Peak Mines.

  Consolidated cash and cash equivalents of $319.2 million as at June 30, 20081

  Net earnings of $5.0 million after charges of $3.2 million in stock-based compensation

  Operating cash flow of $16.2 million

  Gold production of 85,352 ounces

  Copper production of 3.4 million pounds

  Cash costs $570 per ounce (net of by-product sales)

1The cash and cash equivalents are exclusive of $91.2 million (estimated fair value) in Asset Backed Commercial Paper ("ABCP"). As at June 30, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long-term floating rate notes.

Financial and operating highlights presented below include results for the period of April 1 to June 30, 2008 from operations at Amapari and Peak Mines.

  Gold production of 42,052 ounces

  Copper production of 1.237 million pounds

  Cash costs $742 per ounce (net of by-product sales)

  Net loss of $4.8 million after charges of $0.6 million in stock-based compensation

  Cash used in operations of $3.0 million

Operations at the Amapari mine in Brazil continued to be challenged by low equipment availabilities and extreme rain falls. Second quarter gold production was 20,938 ounces and for the six month period ending June 30, 2008, the gold production was 39,139 ounces. Operating cash flow from Amapari was $3.0 million and $4.3 for the three and six month periods ending June 30, 2008 respectively. Total cash costs for the quarter were $968 per ounce bringing the figure for the six month period ending June 30, 2008 to $829 per ounce. During the quarter, access to higher grade materials was restricted due to unfavourable weather conditions, while mobile and plant equipment availabilities adversely impacted the amount of ore processed. A comprehensive review of operations at Amapari is underway and is expected to return the project to normal operating levels by year end.

In relation to reserves at Amapari, five rigs continue to drill around the perimeter and under existing pits. A consulting company has been contracted to assemble a feasibility study on processing modifications required to convert existing resources to reserves. This work is scheduled to be completed late this year or early next. A previously contemplated modification, the wash plant, has been determined to be inappropriate and studies have shifted to alternate concepts.

Second quarter results at Peak Mines in Australia included production of 21,114 ounces of gold and 1.2 million pounds of copper and for the six month period ending June 30, 2008, gold production was 46,213 ounces and copper production was 3.4 million pounds. Cash used in operations was $5.5 million for three months ended June 30, 2008 and generated operating cash flows was $13.7 million for six months ending June 30, 2008. The operating cash flow has been adversely impacted by the delay in receipt of funds, approximately $25 million, from copper concentrate sales. Total cash cost net of by product sales for the second quarter was $472 per ounce and for the six month period ending June 30, 2008, was $360 per ounce. Production was adversely affected by delayed development of a high grade stope due to difficult ground conditions and over estimation of the grade in a second stope. Production will return to planned levels from the third quarter as mining shifts from secondary to primary stopes.

Metal production for 2008 is expected to be approximately 250,000 ounces of gold, 1.1 million ounces of silver and 9.4 million pounds of copper. Total cash cost, net of by product credits is forecast to be between $500 and $520 per ounce.

Commenting on the operating results, Mr. Gallagher, President and Chief Executive Officer said "The Amapari and Peak Mines operations faced a number of challenges during the second quarter which adversely impacted results. At Peak Mines, where lower than anticipated grades adversely affected production and total cash cost, operations will return to planned levels from the third quarter as mining shifts from secondary to primary stopes. At Amapari, where fixed and mobile equipment availabilities have impacted processing grade and throughput, an in-depth program is underway to review and upgrade the various operational and planning systems. It is anticipated that significant improvements will be incurred over the course of the remainder of the year."

The Unaudited Interim Financial Statements and Management Discussion and Analysis have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml and are also available in the Financials section under the Investors tab on the New Gold website at www.newgold.com.

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Year to date Combined Operational Highlights

As previously stated in the Company’s news release on July 24, 2008, for the six month period ending June 30, 2008, the operational results for Cerro San Pedro, Amapari and Peak Mines are presented below. It should be noted that because the business combination closed on June 30, 2008, the consolidated interim statements of New Gold for the period ended June 30, 2008 do not include the results presented below for the Cerro San Pedro mine.

  Gold production of 124,295 ounces

  Gold sales of 130,351 ounces

  Cash costs $532 per ounce (net of by-product sales)

  Copper production of 3.4 million pounds

  Silver production of 512 thousand ounces

New Afton Update

The New Afton project gained momentum with the commencement of the surface construction in the second quarter and the continued ramping up of underground development. The underground development is continuing on five development faces including the surface portal which began development in early 2008. The Company completed 1,267 metres in the second quarter up from 824 metres of underground development during the first quarter. The Project is now averaging in excess of 110 metres per week of underground development advance.

Surface activities have also ramped up significantly with the development of access roads, the preparation of the construction office site and the initiation of earth works in advance of the mill construction. First concrete was poured three weeks ahead of schedule and the grinding mill foundations are now in place.

During the second quarter the Company commissioned the pit de-watering system for the original Afton pit and is now dewatering and storing the water in the previously mined Pothook pit where it will be stored and later used when milling commences.

The Company also continued its permitting processes for the remaining key permits which are focused on water use and tailings impoundment. Detailed engineering has attained the 47% level.

Mill start-up is scheduled for late 2009 with ramp up to the full 4 million tonnes per year capacity occurring through 2010 and into early 2011.

Management Appointment

Mr. James "Jim" Currie was recently appointed as Vice President Operations for New Gold. Mr. Currie is a mining engineer with over 28 years of experience in the mining industry, having worked on projects in North and South America, Asia and Africa. Mr. Currie was previously the Vice President Operations for Miramar Mining Corp. in Vancouver and was responsible for the development of Miramar’s 10 million ounce gold resource at Hope Bay in the Canadian Arctic. Mr. Currie has also worked as General Manager of Mauritanian Copper Mines SA. Mr. Currie will work out of the Vancouver office.

"We are pleased to welcome Jim to our team. He brings a wealth of experience in the engineering, construction and operation of mining projects. Jim’s initial focus will be on improving operations at Amapari" said Robert Gallagher, President and Chief Executive Officer.

Conference Call-in Details

New Gold will hold a conference call on Thursday, August 14, 2008 at 10:00 a.m. Pacific time to discuss these results. You may join the call by dialing toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. You can listen to a recorded playback of the call after the event until September 11, 2008 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode: 3266725#.

New Gold is a new intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in each of Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in the press release, including any information as to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "express", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", or "should" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold and Metallica, New Gold is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination, fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States of America, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which New Gold currently or may in the future carry on business taxation, controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks). Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CASH COST "Total cash cost" figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

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